CIBC ANNOUNCES FOURTH QUARTER AND YEAR END 2003 EARNINGS

COMMON SHARE DIVIDEND INCREASED BY 22%

(Toronto, ON — November 26, 2003) - CIBC (NYSE: BCM, TSX: CM) today announced net income for the fourth quarter ended October 31, 2003 of $510 million, or $1.28 per share, diluted, compared with $788 million, or $2.02 per share, diluted, for the previous quarter and a loss of $100 million, or $0.40 per share, diluted, for the same period a year ago.

     Fourth quarter results were affected by the following significant items:
•	A $150 million ($95 million after-tax) reversal of general allowance for credit losses,
•	The transfer of $1.24 billion of loans to the held for sale portfolio, resulting in a loss of $100 million ($64 million after-tax).

     The net effect of these two items added $0.08 to earnings per share.

     The fourth quarter also included a reserve of $49 million, or $43 million after-tax ($0.12 per share, diluted) in respect of Enron-related matters.

     Net income for the 12 months ended October 31, 2003 was $2,063 million, or $5.18 per share, diluted, compared with $653 million, or $1.35 per share, diluted, for 2002.

     CIBC also announced that the Board authorized an increase in its quarterly dividend per common share from $0.41 to $0.50 per share, payable on January 28, 2004, and an increase in its dividend payout ratio target to 40-50%. In addition, CIBC announced, subject to regulatory approval, the recommencement of its share repurchase program.

Delivering Sustainable Results

“Solid performance this year reflects decisive actions taken over the past year and a half. We have reduced risk and focused resources on key areas of strategic advantage,” said John S. Hunkin, President and Chief Executive Officer. “We are pleased with another solid quarter, closing off a strong year for CIBC — in terms of both financial and share price performance.”

     “Recommencing our share repurchase program and increasing the dividend paid to our common shareholders demonstrates confidence in our business strategies and the strength of our balance sheet,” Hunkin added. “Our stock has performed well over the past year and we continue to believe that CIBC’s common shares represent excellent value.”

Balance Sheet Strength

CIBC’s risk management initiatives are focused in three key areas: large corporate loans, merchant banking and capital. CIBC’s objective to reduce exposure to large corporate loans by one-third has been achieved, ahead of the 2005 target. During the fourth quarter, CIBC transferred $1.24 billion of loans to the held for sale portfolio. These loans will be sold in 2004 to further strengthen CIBC’s overall credit quality. Gross impaired loans declined in the quarter to $1.38 billion, compared with $1.89 billion at July 31, 2003. For the full year, provisions for credit losses declined by $357 million to $1,143 million.

     CIBC is committed to reducing the carrying value of its merchant banking portfolio by one-third. To date, the portfolio has been reduced 19%. CIBC continues to reduce exposures in a deliberate manner as market opportunities and liquidity permit.

     Capital ratios are strong, with Tier 1 capital of 10.8% and total capital of 13.0%. Confidence in core earnings and capital strength were key determinants in CIBC’s intention to re-initiate a share repurchase program and raise its dividend.

Growth in Core Businesses

At CIBC Retail Markets, investments continued in the branch network, brand revitalization and technology. During the quarter, CIBC also extended its suite of premium credit cards with the launch of the CIBC Aventura Gold Visa card, which offers innovative lifestyle and travel reward options.

     President’s Choice Financial (PCF), a co-venture with Loblaw Companies Limited, continues to perform well, maintaining strong growth in customer acquisition and funds managed.

CIBC Fourth Quarter 2003 News Release

     CIBC Wealth Management quarterly results remained steady, with industry-leading net sales in mutual funds. With the capability in place to service all wealth channels and offer innovative product solutions, CIBC is well positioned for improving capital market conditions.

     CIBC World Markets delivered strong results for the quarter, maintaining its lead position in the Canadian market and generating improved operating results in the U.S.

Strong Performance Against Objectives

CIBC delivered strong performance against its medium-term financial targets.

Medium-term objectives (3-5 years)	Comments	2003 Results

Best total shareholder return of the major Canadian banks	CIBC delivered the best total shareholder return of the major Canadian banks for the year ended October 31, 2003.	57.8%

14-18% return on common equity (ROE)	CIBC’s ROE of 19.3% benefited from the net effect of several unusual items detailed in Management’s Discussion and Analysis, Consolidated Overview section.	19.3%

10% per year growth in Retail and Wealth (including Commercial banking) operating[1] earnings	Operating earnings[1] increased 6.6%, falling short of our target rate of growth, largely due to higher loan loss provisions.	6.6%[1]

Productivity and efficiency - Revenue growth to exceed expense growth; expense to revenue ratio of 60%	Revenues increased by 5%, while expenses fell by 11%. CIBC’s expense to revenue ratio fell from 82.7% to 70.2%. Results were affected by several unusual items as detailed in Management’s Discussion and Analysis, Consolidated Overview section.	Revenue growth exceeded expense growth. Expense to revenue ratio: 70.2%

Tier 1 capital ratio of not less than 8.5% Total capital ratio of not less than 11.5%	Regulatory capital ratios were above the upper end of the target ranges established for the year, which have now been removed. CIBC intends to maintain prudent capital levels at all times.	Tier 1 ratio - 10.8% Total Capital ratio -13.0%

Business mix 70% Retail/30% Wholesale	CIBC continues to reallocate resources to consumer businesses, increasing capital allocated to the retail, wealth and commercial banking businesses from 50% at the end of 2002, to 64% at the end of 2003.	64% / 36% Retail/Wholesale

Reducing risk Reduce capital allocated to large corporate loan portfolio by one-third by 2005 Reduce carrying value of merchant banking portfolio by one-third by 2005	In the second quarter of 2002, CIBC undertook to reduce capital allocated to its large corporate loan book by one-third and the carrying value of its merchant banking portfolio by one-third. Both were to be achieved by 2005. Steady progress has continued in this regard during 2003.	Large corporate loans: 42% reduction Merchant banking portfolio: 19% reduction

30-40% dividend payout ratio. Increased to 40%-50% effective in 2004	Results were affected by several unusual items as detailed in Management’s Discussion and Analysis, Consolidated Overview section. CIBC has raised its dividend payout target range to 40-50%, demonstrating its confidence in the underlying quality of its earnings.	31.4%

[1]	The term “Operating earnings” does not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures used by other companies. Generally, operating earnings consist of net income excluding items which, in management's opinion are either unusual in nature or relate to substantial strategic investments. There is further explanation about this measure in the Management's Discussion and Analysis, Performance measurement section. The calculation of this measure is consistent with that used when this performance target was established in November 2002 as one of CIBC's medium-term objectives, and is provided to assist shareholders in assessing CIBC's performance against these targets. A reconciliation of operating to reported earnings of Retail and Wealth, including Commercial banking, is detailed in the following table:

CIBC Fourth Quarter 2003 News Release

	2003	2002
$ millions for the years ended	Oct. 31	Oct. 31

Net income
CIBC Retail Markets	$863	$1,073
CIBC Wealth Management	366	197

	1,229	1,270
Commercial banking	92	85

	$1,321	$1,355

Less:
Restructuring reversal (charge)	$3	$(36)
Write-down relating to Air Canada contract	(81)	—
Gain on sales of corporate assets	32	200
Merrill Lynch integration costs	(21)	(112)

Operating earnings	$1,388	$1,303

CIBC manages its commercial banking within CIBC World Markets. This table sets out the effect of including CIBC’s Commercial banking operations in Retail and Wealth earnings.

2003 Fourth Quarter Highlights

CIBC Retail Markets

•	Continuing market strength in mortgages: CIBC continued to strengthen its position in residential mortgages, growing market share to 14.8% during the quarter.

•	Growth in President’s Choice Financial (PCF): PCF again recorded growth in customers and funds under management. As in the prior quarter, the number of customers increased by 5%, reaching 1.28 million. Funds under management also grew by 5% to $8.7 billion.

•	#1 credit card provider: CIBC maintained its #1 market position in the Canadian credit card industry in outstanding balances and purchase volumes, and added two new specialty cards to its lineup — Aventura Gold VISA card, a premium lifestyle and travel rewards card, and the bizline VISA card for small business owners.

•	Putting the customer first: CIBC continued its drive to improve the customer experience by:
➢	Completing the implementation of technology improvements in CIBC’s customer interface. Improvements allow employees to be able to see all of a customer’s information with the swipe of a convenience card, enabling them to offer better service and new products to meet the customer’s needs.

➢	Introducing new merchandizing, re-signing of the branch network, and opening three flagship branches as part of our branch revitalization initiative.

•	Most Innovative Solutions Award: Speech Technology Magazine recognized CIBC’s Audio Access ABMs for creative use of speech-service applications. In addition, CIBC completed the roll out of its branch ABM project, with a total of 1,075 machines replaced or upgraded.

CIBC Wealth Management

•	Industry leader in mutual fund net sales: CIBC’s families of mutual funds led the Canadian mutual fund industry for each month during the quarter, with $468 million in total net sales.

•	Enhancing online capabilities: With ongoing enhancements to its online platform, CIBC Investor’s Edge was recognized in the Globe and Mail’s annual online brokerage survey, placing 4th out of 12 online brokerages surveyed and cited as the most improved brokerage over the 5 years the survey has been conducted.

•	Ongoing growth in fee based solutions: Fee-based investment management programs at CIBC recorded more than $833 million in total net sales during the quarter, a 14% increase in net sales over the previous quarter. CIBC’s fee-based programs comprise CIBC Personal Portfolio Services, Canada’s largest managed program, CIBC Managed Portfolio Service, the All-In-One Fund solution, Frontiers, the comprehensive asset allocation program and Investment Consulting Service, one of Canada’s largest segregated investment management services.

CIBC Fourth Quarter 2003 News Release

CIBC World Markets

•	Leader in equity new issues, providing full capital solutions: Ranked #1 in the Canadian equity new issue market, CIBC World Markets acted as lead manager for the $1.0 billion initial public offering for the Yellow Pages Income Fund. CIBC World Markets also acted as co-lead manager and co-syndication agent for that company’s $1.3 billion senior credit facilities.

•	Maintaining leadership in Canadian mergers & acquisitions: CIBC World Markets was ranked the top performing Canadian investment bank in mergers and acquisitions by the National Post. CIBC had the largest market share among the biggest deals, advising on nine of the top 25 deals in 2003.

•	Continuing success in the U.S.: For the first three quarters of the calendar year, CIBC World Markets was ranked as the #6 Domestic Leveraged Buyout Lead Arranger of corporate underwriting (by volume). CIBC World Markets demonstrated its cross product capabilities by acting as co-lead arranger, syndication agent and buy-side M&A advisor to Jarden Corporation on its acquisition of Lehigh Consumer Products Corporation, with financing in the form of a U.S. $150 million senior secured term loan. CIBC World Markets also acted as a joint book-running manager for the company’s U.S. $119 million follow-on equity offering.

•	Continued strength in U.S. real estate: During the quarter, CIBC World Markets continued to be an active participant in the U.S. Real Estate origination and securitization market, co-managing the underwriting of a US$1.04 billion commercial mortgage-backed securitization, its sixth large transaction of the year.

Governance

CIBC again took steps to introduce best practices in governance initiatives. During the quarter, CIBC announced a new policy that calls for press release disclosure of intent to trade in certain CIBC equity instruments by the President and Chief Executive Officer.

     During the quarter, CIBC was selected for listing in the Dow Jones Sustainability World Index for the second consecutive year. CIBC is one of only 14 Canadian companies included in this index, which tracks the financial performance of 300 leading sustainability-driven companies worldwide.

Outlook

The North American economy continues to emerge from the 2001-2002 downturn, but the strength and duration of the recovery is uncertain. In recent months, increasing employment figures in Canada have been consistent with general improvement in the outlook for economic growth. Recent job creation in the U.S. has also been strong, but questions linger regarding sustainability. Without regard to the pace of improvement in the economy, CIBC will maintain its commitment to strategies that support long-term growth in key businesses. A key area of focus in 2004 will be expense management. CIBC’s goal is to generate consistent and significant improvements in efficiency over the next two to three years.

     “Building a sustainable foundation for growth is central to CIBC’s overall strategy,” noted Hunkin. “We are committed, not only to financial success and best total shareholder returns, but to building an enterprise that balances the needs of all of our stakeholders. This means creating an environment where our employees are able to excel, where we actively contribute to our communities, and where helping our customers achieve what matters to them is central to how we operate. In 2003, CIBC made significant progress along this road.”

Investor and analyst inquiries should be directed to Kathryn A. Humber, Senior Vice-President of Investor Relations, at 416-980-3341. Media inquiries should be directed to Robert E. Waite, Senior Vice-President of Communications and Public Affairs, at 416-956-3330, or to Emily Pang, Senior Director of Investor and Financial Communications, at 416-980-3512.

The information appearing after “A note about forward-looking statements” forms a part of this press release.

CIBC Fourth Quarter 2003 News Release

(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s disclosure controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s annual consolidated audited financial statements and CIBC’s annual management’s discussion and analysis of financial condition and results of operations.)

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2003, 2004 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates including pending developments in Canadian laws regulating financial institutions and US regulatory changes affecting foreign companies listed on a US exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes, such as FIN 46; political conditions and developments; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; the level of bankruptcy filings and unemployment rates; the impact of events such as the September 11, 2001 attacks in New York, the SARS outbreak and the power outage in Ontario and parts of the U.S.; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts, while continuing to reduce costs through operational efficiencies . This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

CIBC Fourth Quarter 2003 News Release

Fourth Quarter Financial Highlights

		As at or for the three months ended			As at or for the years ended

		2003	2003	2002	2003	2002
Unaudited		Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

	COMMON SHARE INFORMATION
Per share	– basic earnings	$1.29	$2.04	$(0.40)	$5.21	$1.37
	– diluted earnings (loss)	1.28	2.02	(0.40)	5.18	1.35
	– dividends	0.41	0.41	0.41	1.64	1.60
	– book value	28.78	28.42	25.75	28.78	25.75
Share price	– high	60.95	55.42	44.57	60.95	57.70
	– low	51.90	46.27	34.26	39.50	34.26
	– closing	59.21	54.52	38.75	59.21	38.75
	Shares outstanding (thousands)
	– average basic	361,266	360,270	359,057	360,048	360,553
	– average diluted	364,472	362,891	360,210	362,307	363,227
	– end of period	362,043	360,921	359,064	362,043	359,064
	Market capitalization ($ millions)	$21,437	$19,677	$13,914	$21,437	$13,914

	VALUE MEASURES
	Price to earnings multiple (12 month trailing)	11.4	15.5	28.9	11.4	28.9
	Dividend yield (based on closing share price)	2.7%	3.0%	4.2%	2.8%	4.1%
	Dividend payout ratio	31.7%	19.9%	>100%	31.4%	>100%
	Market value to book value ratio	2.06	1.92	1.50	2.06	1.50

	FINANCIAL RESULTS ($ millions)
	Total revenue	$2,897	$2,866	$2,491	$11,576	$11,041
	Total revenue (TEB)(1)	2,935	2,901	2,522	11,708	11,152
	Provision for credit losses	131	425	280	1,143	1,500
	Non-interest expenses	2,038	1,952	2,673	8,128	9,129
	Net income (loss)	510	788	(100)	2,063	653

	FINANCIAL MEASURES
	Efficiency ratio	70.4%	68.1%	107.3%	70.2%	82.7%
	Efficiency ratio (TEB)(1)	69.4%	67.3%	106.0%	69.4%	81.9%
	Return on common equity	17.9%	29.9%	(6.0)%	19.3%	5.1%
	Retail / wholesale ratio(2)	64%/36%	60%/40%	48%/52%	64%/36%	50%/50%
	Net interest margin	2.03%	2.06%	1.90%	1.99%	1.88%
	Net interest margin (TEB)(1)	2.08%	2.11%	1.94%	2.04%	1.92%
	Net interest margin on average interest-earning assets(3)	2.41%	2.49%	2.25%	2.38%	2.21%
	Net interest margin on average interest-earning assets (TEB)(1)(3)	2.47%	2.55%	2.29%	2.44%	2.26%
	Return on average assets	0.73%	1.09%	(0.13)%	0.72%	0.22%
	Return on average interest-earning assets(3)	0.86%	1.32%	(0.16)%	0.87%	0.26%
	Regular workforce headcount	36,630	37,076	42,552	36,630	42,552

	ON- AND OFF-BALANCE SHEET INFORMATION ($ millions)
	Cash resources and securities	$80,956	$83,678	$74,804	$80,956	$74,804
	Loans and acceptances	139,073	141,654	143,917	139,073	143,917
	Total assets	277,147	283,254	273,293	277,147	273,293
	Deposits	188,130	198,092	196,630	188,130	196,630
	Common shareholders’ equity	10,421	10,257	9,245	10,421	9,245
	Average assets	279,009	285,829	298,174	284,739	292,510
	Average interest-earning assets(3)	234,960	236,516	251,883	237,910	249,066
	Average common shareholders’ equity	10,374	9,835	9,487	9,764	9,566
	Assets under administration	705,100	688,600	729,400	705,100	729,400

BALANCE SHEET QUALITY MEASURES
	Common equity to risk-weighted assets	9.0%	8.5%	7.3%	9.0%	7.3%
	Risk-weighted assets ($ billions)	$116.3	$120.6	$126.5	$116.3	$126.5
	Tier 1 capital ratio	10.8%	10.2%	8.7%	10.8%	8.7%
	Total capital ratio	13.0%	12.2%	11.3%	13.0%	11.3%

(1)	Management reviews net interest income included in total revenue and certain other financial measures on a taxable equivalent basis (TEB), as explained in the Performance measurement section of this report. The TEB adjustments are set out in the first table in the Consolidated Overview section of this report.
(2)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio is determined by the amount of capital attributed to the business lines as at the end of the period. Prior to the second quarter of 2003, the ratio was based on the average capital attributed to the business lines in the period.
(3)	During the first quarter of 2003, average interest-earning assets were redefined to include only interest-bearing deposits with banks, securities and loans. Prior period information has been restated.

CIBC Fourth Quarter 2003 News Release

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED OVERVIEW

Results

CIBC’s net income was $510 million for the quarter, up $610 million from the fourth quarter of 2002 and down $278 million from the prior quarter. Net income for the quarter benefited from the reversal of a portion of the general allowance for credit losses, partially offset by losses on loans held for sale.

     Net income for the year was $2,063 million, up $1,410 million from 2002. Net income for the year benefited from a recovery and interest on overpayment of income taxes and reversal of a portion of the general allowance for credit losses, partially offset by a valuation allowance relating to the U.S. future income tax asset, losses on loans held for sale and the write-down related to Air Canada, as discussed in the non-interest expenses section. Net income for 2002 was negatively affected by a restructuring charge, high provisions for credit losses, and write-downs to merchant banking investments and other portfolios.

     Earnings per share (EPS), diluted, and return on equity (ROE) were $1.28 and 17.9%, respectively, for the quarter, compared with $(0.40) and (6.0)% for the fourth quarter of 2002 and $2.02 and 29.9% for the prior quarter. EPS, diluted, and ROE for the year were $5.18 and 19.3%, respectively, compared with $1.35 and 5.1% for 2002.

	For the three months ended			For the years ended

	2003	2003	2002	2003	2002
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Net interest income (TEB)(1)	$1,464	$1,517	$1,457	$5,802	$5,621
TEB adjustment	38	35	31	132	111

Net interest income	1,426	1,482	1,426	5,670	5,510
Non-interest income	1,471	1,384	1,065	5,906	5,531

Total revenue	2,897	2,866	2,491	11,576	11,041
Provision for credit losses	131	425	280	1,143	1,500
Non-interest expenses	2,038	1,952	2,673	8,128	9,129

Income (loss) before taxes and non-controlling interests	728	489	(462)	2,305	412
Income taxes and non-controlling interests	218	(299)	(362)	242	(241)

Net income (loss)	$510	$788	$(100)	$2,063	$653

(1)	Management reviews net interest income on a taxable equivalent basis (TEB), as explained in the Performance measurement section.

The following table contains items included in net income (loss) that are, in management’s opinion, unusual in nature:

Unusual items (after-tax)

	For the three months ended			For the years ended

	2003	2003	2002	2003	2002
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reversal of general allowance for credit losses	$95	$—	$—	$95	$—
Loss on loans held for sale	(64)	(88)	—	(152)	—
Restructuring reversal (charge)	15	5	(323)	20	(323)
Merrill Lynch integration costs	(5)	(5)	(13)	(21)	(112)
Gain on sales of corporate assets	4	—	190	32	200
Recovery and interest on overpayment of income taxes	—	707	—	707	—
Valuation allowance relating to U.S. future income tax asset	—	(232)	—	(232)	—
Write-down relating to Air Canada contract	—	—	—	(81)	—
Business interruption insurance recovery	—	—	—	11	—
Adjustment to future income tax assets	—	—	52	—	52
Events of September 11, 2001	—	—	(7)	—	(19)

	$45	$387	$(101)	$379	$(202)

Revenue

Net interest income

Net interest income was comparable to the fourth quarter of 2002. Higher volumes and improved spreads were offset by lower trading revenue. Net interest income was down $56 million from the prior quarter, primarily due to lower trading revenue, partially offset by higher volume and improved spreads in personal banking, mortgages and small business banking. Further, the prior quarter included interest on overpayment of income taxes.

     Net interest income for the year was up $160 million from 2002, primarily due to volume growth and improved spreads in personal banking, President’s Choice Financial and mortgages, higher volumes in cards and small business banking, and interest on overpayment of income taxes. These increases were partially offset by lower West Indies revenue as a result of the change to equity accounting, following the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC (the West Indies combination) in October 2002 and lower trading revenue.

CIBC Fourth Quarter 2003 News Release

Non-interest income

Non-interest income was up $406 million from the fourth quarter of 2002, primarily due to lower merchant banking and other write-downs and higher trading revenue, partially offset by the loss of ongoing revenue resulting from the sale of the Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) in January 2003. The prior year quarter also included a gain of $190 million (after-tax $190 million) resulting from the West Indies combination. Non-interest income was up $87 million from the prior quarter, mainly due to higher net merchant banking revenue.

     Non-interest income for the year was up $375 million from 2002 due to higher trading revenue, lower merchant banking and other write-downs, partially offset by the net impact of the Oppenheimer sale. The prior year also included the gain resulting from the West Indies combination.

Provision for credit losses

Provision for credit losses for the quarter was down $149 million from the fourth quarter of 2002, mainly due to the $150 million (after-tax $95 million) reversal of a portion of the general allowance, primarily reflecting reductions in the business and government loan portfolio and favourable loan loss experience, partially offset by additional provision for credit losses of $93 million (after-tax $59 million) relating to loans held for sale, as discussed in the Management of credit risk section. Provision for credit losses was down $294 million from the prior quarter, primarily due to the reversal of a portion of the general allowance, lower provision for credit losses relating to loans held for sale and favourable loan loss experience in the business and government sector, partially offset by higher loss ratios in cards and other retail lending products.

     Provision for credit losses for the year was down $357 million from 2002, primarily due to the reversal of a portion of the general allowance, and higher provisions made in 2002 as a result of a combination of deteriorating market conditions and specific provisions relating to Enron Corp., Global Crossing Ltd. and Teleglobe Inc., partially offset by provision for credit losses of $228 million (after-tax $138 million) in 2003 relating to loans held for sale.

Non-interest expenses

Non-interest expenses were down $635 million from the fourth quarter of 2002, primarily due to a restructuring charge of $514 million (after-tax $323 million) in the prior year quarter, as well as the combined effect of the winding down of the U.S. electronic banking operations, the West Indies combination, the Oppenheimer sale, and lower Merrill Lynch integration costs. These decreases were partially offset by an additional $49 million reserve related to the matters involving CIBC’s dealings with Enron (as discussed in the Enron section) and higher technology costs. Non-interest expenses were up $86 million from the prior quarter, primarily due to higher advertising and compensation expenses.

     Non-interest expenses for the year were down $1,001 million from 2002, primarily due to the reasons non-interest expenses were down from the fourth quarter of 2002, partially offset by the $109 million reserve related to Enron and the $128 million (after-tax $81 million) write-down related to Air Canada. This write-down resulted from CIBC and Air Canada replacing the existing Aerogold Visa contract with a new contract, subsequent to Air Canada filing for protection under the Companies’ Creditors Arrangement Act.

Income taxes

CIBC’s income tax expense was up $595 million from the fourth quarter of 2002, primarily due to higher earnings and a larger proportion of income from higher taxed operations in Canada and the U.S. In addition, tax expense in the fourth quarter of 2002 benefited from the non-taxable gain from the West Indies combination, and the recognition of a future tax asset of $52 million in respect of certain United Kingdom tax losses relating to prior years. Income tax expense was up $517 million from the prior quarter, primarily due to higher earnings in the current quarter, as well as the effect of the recognition of a recovery of $689 million in income taxes in the prior quarter relating to a settlement agreement with the Canada Customs and Revenue Agency (CCRA). These increases were partially offset by a $232 million income tax expense in the prior quarter for a valuation allowance relating to the net future income tax asset from the U.S. operations.

     Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future tax asset will not be realized prior to its expiration. For more detail, refer to page 23 of the 2002 Annual Report. During the year, CIBC undertook a review of the future tax assets and, primarily as a result of the acceleration of CIBC’s loan sale program, a reduction in the U.S. investment securities portfolio, and reduced interest income resulting from a prolonged period of lower interest rates, concluded that it was appropriate to establish the $232 million valuation allowance in the prior quarter.

     Income tax expense for the year was up $518 million from 2002, primarily due to the higher earnings noted above, offset by the net impact of the CCRA settlement and the U.S valuation allowance.

     CIBC’s effective tax rate was 29.8% for the quarter, compared with a tax recovery rate of 81.8% for the fourth quarter of 2002 (54.5%, excluding the tax impact of the West Indies combination and the United Kingdom tax asset), and compared with (61.3)% for the prior quarter (32.1%, excluding the net impact of the CCRA settlement and the U.S. valuation allowance). CIBC’s effective tax rate for the year was 10.4% (30.2%, excluding the net impact of the CCRA settlement and the U.S. valuation allowance) compared with (67.7)% for 2002 ((37.1)%, excluding the tax impact of the West Indies combination and the United Kingdom tax asset).

CIBC Fourth Quarter 2003 News Release

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things disallowance of CIBC’s claims in the bankruptcy and unspecified damages for alledgedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy, CIBC believes these claims are without merit and intends to vigorously defend each of the Enron-related actions. CIBC notified its insurance carriers of these actions and CIBC presently believes this insurance is sufficient to cover any liability arising from these claims. CIBC, with its insurance carriers, is participating in a court-ordered mediation in an effort to resolve the claims asserted in the Newby and bankruptcy cases. CIBC will regularly assess the sufficiency of its litigation reserves in relation to these Enron-related matters.

     In addition, CIBC continues to cooperate fully with the U.S. Securities and Exchange Commission (SEC) and the Department of Justice Enron Task Force in connection with their investigations of certain transactions with Enron and is currently in discussions with these authorities regarding a resolution of regulatory matters related to CIBC. As a result of these Enron-related regulatory matters. CIBC reserved $49 million in the quarter for a total of $109 million in 2003.

Dispositions

In December 2002, CIBC signed an agreement with Fahnestock Viner Holdings Inc. (Fahnestock) to sell its Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale). The sale was substantially completed in early January 2003. CIBC recognized a net pre-tax gain of $52 million in other non-interest income in the first quarter of 2003. During the current quarter, CIBC revised the estimate in the gain calculation, resulting in a pre-tax $6 million increase in other non-interest income.

New York premises

In 2001, CIBC entered into a 30-year lease on a building that is being built at 300 Madison Avenue in New York. Due to the sale of the Oppenheimer businesses and the decision made after the events of September 11, 2001 not to have all New York-based employees located in one building, CIBC revisited its New York premises strategy and decided to occupy less space in the new building than originally planned. CIBC will vacate some of its existing New York premises when the new building is ready for occupancy, which is expected to be in the second half of 2004. CIBC expects to incur sublease losses as it exits existing leased facilities. These losses will be recorded when incurred and are currently estimated not to exceed approximately $50 million. Given the uncertainties in the real estate market and the timing of the relocation, the ultimate financial impact is not determinable at this time.

     As at October 31, 2003, CIBC was negotiating to sublease a major portion of its leased space under construction at 300 Madison Avenue for a term of 30 years. Under the proposed sublease agreement, CIBC is likely to pay out up to US$110 million in leasing concessions over 2004 and 2005, with all amounts to be deferred and amortized over the leased term. The sublease is targeted to commence on January 1, 2004. The financial impact from this agreement is not expected to be significant on an annual basis.

Restructuring

In the fourth quarter of 2002, CIBC recorded a restructuring charge of $366 million relating to closing the U.S. electronic banking operations and an additional $142 million relating to restructuring initiatives in other businesses. Significant actions taken in 2003 under the program include settlement of contracts with the major U.S. electronic banking alliances, staff reductions in certain businesses, winding down the bizSmart operations, reconfiguration of the branch network and rationalization of business support functions. During the quarter, CIBC changed its estimate for restructuring, resulting in a $23 million reduction in the original provision. In the prior quarter, the original provision was reduced by $8 million. The change in estimate resulted from facts and circumstances occurring subsequent to the original charge. In particular, severance costs were less than originally anticipated due to higher levels of attrition and redeployment within CIBC. In addition, vendor and contract termination costs were less than originally anticipated, and there was improved recovery on assets. These initiatives in total are expected to result in the elimination of approximately 2,700 positions. Approximately 650 positions were eliminated in the quarter and approximately 2,500 positions were eliminated during the year.

Critical accounting policies

A summary of significant accounting policies is presented in Note 1 to the 2002 consolidated financial statements. There were no changes in accounting policies or their methods of application in 2003. Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC.

     These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on CIBC’s financial results and financial condition. Management has established control procedures that are intended to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled, and occur in an appropriate and systematic manner.

     Critical accounting policies that require management’s judgments and estimates include those relating to valuation of financial instruments, allowance for credit losses, securitizations, valuation of goodwill and other intangible assets, pension and other post-retirement benefits and income taxes (including future income tax assets). For a description of the judgments and estimates involved in the application of these policies, refer to pages 21 to 23 of the 2002 Annual Report.

CIBC Fourth Quarter 2003 News Release

Performance measurement

CIBC uses a number of financial measures to assess its performance. Some measures are calculated in accordance with generally accepted accounting principles (GAAP), such as net income, net interest margin and return on equity (ROE). Other measures are non-GAAP measures, such as operating earnings, net interest income on a taxable equivalent basis (TEB), economic capital and economic profit. These measures do not have a standardized meaning under GAAP and may not be comparable to similar measures used by other companies.

Operating earnings

Operating earnings consists of net income excluding items that, in management’s opinion, are either unusual in nature or relate to substantial strategic investments. Management believes this measure provides the basis for more meaningful business line performance targets, as well as enables users of CIBC’s financial information to do a more meaningful analysis of business trends.

Net interest income (TEB)

Management adjusts net interest margin to reflect tax-exempt income to an equivalent before-tax basis. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio, net interest margin and net interest margin on average interest-earning assets, all on a taxable equivalent basis. Management believes these measures permit uniform measurement, which enables users of CIBC’s financial information to make comparisons more readily.

Economic capital

Economic capital is based upon an estimate of the equity capital required to protect the business lines from future potential adverse economic scenarios that would result in significant losses. Economic capital comprises credit, market, operational and strategic risk capital. The capital methodologies employed quantify the level of risk within products, clients, and business lines, as required. The resulting capital attributed to each of these provides the financial framework to understand the returns commensurate with the risk taken and is the basis for allocating CIBC’s equity to all business lines for determining ROE.

     The difference between economic capital allocated to the business lines and total equity capital is held in Corporate and Other. From time to time, CIBC’s economic capital model may be enhanced as part of the risk measurement process. These changes are made prospectively.

Economic profit

Economic profit measures the return generated by each business line in excess of CIBC’s cost of equity capital, which enables users of CIBC’s financial information to identify relative contributions to shareholder value. For a more detailed discussion of how CIBC measures and reports performance, refer to page 29 of the 2002 Annual Report.

BUSINESS LINE REVIEW

During the first quarter of 2003, CIBC realigned its management structure into three business lines, CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. CIBC included the Amicus operations in Canada within CIBC Retail Markets-other, and, in view of the decision to close the U.S. electronic banking operations, these operations are reported under Corporate and Other. CIBC also realigned the following businesses:
•	The lending products business within CIBC Retail Markets is allocated to customer segments included in the three business lines. Previously, lending products was a separately disclosed business.
•	Within CIBC Retail Markets:
—	Non-urban small business, previously in small business, is included in personal banking.
—	Insurance and West Indies, previously separately disclosed businesses, are included in other.
—	Student loans, previously in lending products, is included in other.
•	Within CIBC Wealth Management:
—	Private client investment was renamed retail brokerage, and global private banking and trust was renamed private wealth management.
—	TAL Private, previously in wealth products, is included in private wealth management.
—	Discount brokerage, previously in wealth products, is included in retail brokerage.

Segmented financial information for periods prior to the first quarter of 2003 was reclassified to reflect these changes.

     CIBC’s Manufacturer/Customer Segment/Distributor Management Model is used to measure and report the results of operations of the three business lines. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue and expenses relating to certain activities, such as the payments and lending products businesses included in CIBC Retail Markets, are fully allocated to other business lines.

     CIBC’s business lines are supported by five functional groups - Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp. (included in CIBC World Markets until October 31, 2002), CIBC Mellon, debentures related to the Oppenheimer sale, and other revenue, expense and balance sheet items not directly attributable to the business lines.

CIBC Fourth Quarter 2003 News Release

CIBC RETAIL & WEALTH

CIBC Retail & Wealth is the focus of CIBC’s overall strategy of concentrating resources and increasing capital to the retail operations. It comprises the CIBC Retail Markets and CIBC Wealth Management business lines.

     While CIBC manages its commercial banking operations within CIBC World Markets, some financial institutions include commercial banking in their retail operations. The following table sets out net income for CIBC Retail & Wealth and also sets out the effect of including CIBC’s commercial banking operations under CIBC Retail & Wealth.

	For the three month ended			For the years ended

	2003	2003	2002	2003	2002
$ millions	Oct. 31	Jul. 31	Oct. 31(1)	Oct. 31	Oct. 31(1)

Net income
CIBC Retail Markets	$204	$247	$379	$863	$1,073
CIBC Wealth Management	89	87	37	366	197

	293	334	416	1,229	1,270
Commercial banking	19	23	22	92	85

	$312	$357	$438	$1,321	$1,355

(1)	Figures have been reclassified to conform with the presentation used in 2003.

CIBC RETAIL MARKETS

CIBC Retail Markets provides financial services and products to personal and small business customers in Canada. These services are offered through the branch network, telephone banking, online banking and ABMs, as well as the co-branded retail electronic banking business, President’s Choice Financial (Loblaw Companies Limited).

Ongoing Objectives	Performance

Achieve ROE of 35% — 40%.	ROE of 29.5% for the quarter and 32.5% for the year.

Achieve operating earnings(1) growth of 10% per year.	Operating earnings growth of 3.1% for the year.

Improve customer loyalty.	The most recent internal customer loyalty survey showed the 12-month average unchanged at 65%.

(1)	Operating earnings consist of net income excluding items listed in the Unusual items table, as explained in the Performance measurement section. For additional segmented information, see the summary financial information section.

Results

	For the three months ended			For the years ended

	2003	2003	2002	2003	2002
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Revenue (TEB)(1)(3)
Personal banking	$509	$488	$461	$1,908	$1,714
Small business banking	143	139	134	552	520
Cards	330	311	324	1,278	1,241
Mortgages	192	195	191	701	623
Other	129	124	286	528	880

Total revenue (TEB)(1)(3)	1,303	1,257	1,396	4,967	4,978
TEB adjustment	—	—	—	—	3

Total revenue	1,303	1,257	1,396	4,967	4,975
Provision for credit losses	184	150	70	607	419
Non-interest expenses	799	734	862	3,100	3,076

Income before taxes and non-controlling interests	320	373	464	1,260	1,480
Income taxes and non-controlling interests	116	126	85	397	407

Net income	$204	$247	$379	$863	$1,073

Efficiency ratio	61.3%	58.4%	61.7%	62.4%	61.8%
ROE	29.5%	37.6%	68.8%	32.5%	45.5%
Economic profit(2)(3)	$120	$165	$312	$535	$800

(1)	Management reviews net interest income included in total revenue on a taxable equivalent basis (TEB), as explained in the Performance measurement section.

(2)	The adjustment to net income for cost of equity for the quarter was $84 million (July 31, 2003: $82 million; October 31, 2002: $67 million), and for the year ended October 31, 2003, the adjustment was $328 million (2002: $273 million). For additional detail, see the Performance measurement section.

(3)	For additional segmented information, see the summary financial information section.

Net income was down $175 million from the fourth quarter of 2002 and down $43 million from the prior quarter. Net income for the year was down $210 million from 2002.

CIBC Fourth Quarter 2003 News Release

     The following table contains items included in net income that are, in management’s opinion, unusual in nature:

Unusual items (after-tax)

	For the three months ended			For the years ended

	2003	2003	2002	2003	2002
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Restructuring reversal (charge)	$3	$—	$(41)	$3	$(41)
Write-down relating to Air Canada contract	—	—	—	(81)	—
Gain on sales of corporate assets	—	—	190	—	200

	$3	$—	$149	$(78)	$159

Revenue

Revenue was down $93 million from the fourth quarter of 2002. After excluding the $190 million West Indies gain from the prior year quarter, revenue was up $97 million. Volume growth, improved spreads and higher fee income in personal banking and President’s Choice Financial, volume growth in small business banking, and higher treasury revenue allocations were partially offset by lower revenue due to the change to equity accounting resulting from the West Indies combination. Cards revenue was up due to higher outstandings and purchase volumes. Mortgages experienced volume growth, better spreads, and increased prepayment revenue, offset by lower gains on sales and hedging. Revenue was up $46 million from the prior quarter, primarily due to volume growth in all products and improved spreads in personal banking, mortgages and small business banking, partially offset by lower gains on hedging of mortgages.

     Revenue for the year was down $8 million from 2002, mainly due to the $190 million West Indies gain in 2002, $199 million less revenue due to the change to equity accounting resulting from the West Indies combination, and lower treasury revenue allocations of $56 million. These decreases were substantially offset by volume growth, higher fees and improved spreads in personal banking and President’s Choice Financial, volume growth and better spreads in mortgages, and higher volumes in cards and small business banking.

Provision for credit losses

Provision for credit losses for the quarter was up $114 million from the fourth quarter of 2002 due to higher losses in cards and several lending products. Provision for credit losses was up $34 million from the prior quarter, mainly due to volume increases and higher loss ratios in cards and several lending products.

     Provision for credit losses for the year was up $188 million from 2002, mainly due to volume growth, higher loss ratios in cards and unsecured credit products, and higher agricultural losses.

Non-interest expenses

Non-interest expenses were down $63 million from the fourth quarter of 2002 due to a $66 million restructuring charge in 2002 and $38 million lower West Indies expenses as a result of the change to equity accounting, partially offset by costs associated with realigning the personal banking and small business banking segments. Non-interest expenses were up $65 million from the prior quarter, mainly due to severance and other costs associated with realigning the personal banking and small business banking segments, higher marketing and technology costs, and increased expenditures on the branch network.

     Non-interest expenses for the year were up $24 million from 2002, primarily due to the $128 million Air Canada contract write-down, severance and other costs associated with realigning the personal banking and small business banking segments, and higher technology costs, partially offset by a $162 million decrease in West Indies expenses due to the change to equity accounting, lower project spending, and the $66 million restructuring charge in 2002.

     The regular workforce headcount totalled 17,453 at the end of the quarter, down 819 from the fourth quarter of 2002, mainly due to realignment of staff to corporate infrastructure support and staff reduction programs. The regular workforce headcount was down 106 from the prior quarter.

CIBC Fourth Quarter 2003 News Release

CIBC WEALTH MANAGEMENT

CIBC Wealth Management provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth-building clients, primarily in Canada. The business delivers a wide selection of investment products and services – full-service brokerage, discount brokerage, asset management, private banking, trust services, and a broad selection of investment and credit services through its branch-based sales force.

Ongoing Objectives	Performance

Achieve operating earnings(1) growth of 10% per year.	Operating earnings growth of 16.2% for the year.

Increase mutual fund assets by 5% for the year.	Mutual fund assets increased 8.2% for the year.

Increase total CIBC Wealth Management non-institutional assets under administration by 4% for the year.	Excluding businesses sold during the year, non-institutional assets under administration increased by 5.8% for the year.

(1)	Operating earnings consist of net income excluding items listed in the Unusual items table, as explained in the Performance measurement section. For additional segmented information, see the summary financial information section.

Results

	For the three months ended			For the years ended

	2003	2003	2002	2003	2002
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Revenue
Imperial Service	$189	$180	$181	$724	$718
Retail brokerage	246	250	319	1,108	1,380
Private wealth management	30	39	39	141	159
Wealth products	123	128	140	511	530
Other	16	18	(6)	47	67

Total revenue	604	615	673	2,531	2,854
Provision for credit losses	6	5	2	18	11
Non-interest expenses	472	477	621	1,966	2,570

Income before taxes	126	133	50	547	273
Income taxes	37	46	13	181	76

Net income	$89	$87	$37	$366	$197

Efficiency ratio	78.1%	77.5%	92.2%	77.7%	90.1%
ROE	26.3%	26.9%	25.3%	27.9%	32.9%
Economic profit(1)	$47	$48	$20	$205	$129

(1)	The adjustment to net income for cost of equity for the quarter was $42 million (July 31, 2003: $39 million; October 31, 2002: $17 million), and for the year ended October 31, 2003, the adjustment was $161 million (2002: $68 million). For additional detail, see the Performance measurement section. For additional segmented information, see the summary financial information section.

Net income was up $52 million from the fourth quarter of 2002 and consistent with the prior quarter. Net income for the year was up $169 million from 2002.

     The following table contains items included in net income that are, in management’s opinion, unusual in nature:

Unusual items (after-tax)

	For the three months ended			For the years ended

	2003	2003	2002	2003	2002
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Merrill Lynch integration costs	$(5)	$(5)	$(13)	$(21)	$(112)
Gain on sales of corporate assets	4	—	—	32	—
Restructuring reversal	—	—	3	—	3

	$(1)	$(5)	$(10)	$11	$(109)

Revenue

Revenue was down $69 million from the fourth quarter of 2002, primarily due to the loss of ongoing revenue resulting from the Oppenheimer sale in early January 2003. This was partially offset by higher retail brokerage revenue and treasury revenue allocations. Revenue was down $11 million from the prior quarter, primarily due to the conclusion of transitional services provided in relation to the Oppenheimer sale, lower GIC revenue due to narrower spreads and lower private wealth management revenue, primarily due to reduced business activity. This was partially offset by increased Imperial Service commission revenue on loans and investment products.

     Revenue for the year was down $323 million from 2002. The following items relating to the disposition and acquisition of certain businesses accounted for $325 million of the decrease in revenue, as follows:

•	loss of ongoing revenue resulting from the Oppenheimer sale, partially offset by:

•	a pre-tax gain of $58 million on the Oppenheimer sale;

•	an additional two months’ revenue related to the Merrill Lynch retail brokerage business acquired on December 28, 2001; and

•	an additional three months’ revenue related to the Merrill Lynch asset management business acquired on January 31, 2002.

In addition, treasury revenue allocations declined, as well as private wealth management revenue due to lower spreads and fee-based revenue. This was partially offset by increased GIC revenue, primarily due to higher spreads and volumes and Imperial Service revenue on retail transaction accounts.

Non-interest expenses

Non-interest expenses were down $149 million from the fourth quarter of 2002, primarily due to lower ongoing expense resulting from the Oppenheimer sale. This was partially offset by increased technology and operations expenses. Non-interest expenses were down $5 million from the prior quarter.

     Non-interest expenses for the year were down $604 million from 2002. The following items relating to the disposition and acquisition of certain businesses accounted for $597 million of the decrease in non-interest expenses.

CIBC Fourth Quarter 2003 News Release

•	lower ongoing operating expense resulting from the Oppenheimer sale;
•	lower Merrill Lynch integration costs, partially offset by:
•	an additional two months’ expense related to the acquisition of the Merrill Lynch retail brokerage business; and
•	an additional three months’ expense related to the acquisition of the Merrill Lynch asset management business.

In addition, non-interest expenses declined due to cost containment activities.

     The regular workforce headcount totalled 6,601 at the end of the quarter, down 2,461 from the fourth quarter of 2002, mainly due to the Oppenheimer sale, integration and cost containment activities, and a re-alignment of staff to corporate infrastructure support. The regular workforce headcount was down 155 from the prior quarter, primarily due to cost containment activities.

CIBC WORLD MARKETS

CIBC World Markets is a full-service investment bank, offering capital markets, investment, merchant and commercial banking services, throughout Canada and the U.S., with niche capabilities in the U.K. and Asia.

Ongoing Objectives	Performance

Generate annual net income of $400 — $600 million.	Net income of $126 million for the quarter, and $373 million for the year(1).

Achieve ROE of 15% — 20%.	ROE of 15.5% for the quarter and 9.1% for the year(1).

(1)	See the Unusual items table and the non-interest expenses section below.

Results

	For the three months ended			For the years ended

	2003	2003	2002	2003	2002
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Revenue (TEB)(1)(3)
Capital markets	$337	$378	$264	$1,526	$1,288
Investment banking and credit products	372	310	150	1,567	1,115
Merchant banking	9	6	(209)	(47)	198
Commercial banking	101	104	113	436	449
Other	57	33	(14)	123	(34)

Total revenue (TEB)(1)(3)	876	831	304	3,605	3,016
TEB adjustment	38	35	31	132	108

Total revenue	838	796	273	3,473	2,908
Provision for credit losses	86	269	207	653	1,062
Non-interest expenses	621	576	672	2,421	2,518

Income (loss) before taxes and non-controlling interests	131	(49)	(606)	399	(672)
Income taxes and non-controlling interests	5	(52)	(341)	26	(530)

Net income (loss)	$126	$3	$(265)	$373	$(142)

Efficiency ratio	74.1%	72.4%	246.1%	69.7%	86.6%
Efficiency ratio (TEB)(1)(3)	70.9%	69.3%	220.9%	67.2%	83.5%
ROE	15.5%	(1.5)%	(29.3)%	9.1%	(5.4)%
Economic profit (loss)(2)(3)	$31	$(102)	$(387)	$(71)	$(598)

(1)	Management reviews net interest income included in total revenue and the efficiency ratio on a taxable equivalent basis (TEB), as explained in the Performance measurement section.

(2)	The adjustment to net income for cost of equity for the quarter was $95 million (July 31, 2003: $105 million; October 31, 2002: $122 million), and for the year ended October 31, 2003, the adjustment was $444 million (2002: $456 million). For additional detail, see the Performance measurement section.

(3)	For additional segmented information, see the summary financial information section.

Net income was up $391 million from the fourth quarter of 2002 and up $123 million from the prior quarter. Net income for the year ended October 31, 2003, was up $515 million from 2002.

     The following table contains items included in net income (loss) that are, in management’s opinion, unusual in nature:

CIBC Fourth Quarter 2003 News Release

Unusual items (after-tax)

	For the three months ended			For the years ended

	2003	2003	2002	2003	2002
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Loss on loans held for sale(1)	$(64)	$(88)	$—	$(152)	$—
Restructuring reversal (charge)	3	—	(36)	3	(36)
Business interruption insurance recovery	—	—	—	11	—
Adjustment to future income tax assets	—	—	52	—	52

	$(61)	$(88)	$16	$(138)	$16

(1)	See the Management of credit risk section.

Revenue

Revenue for the quarter was up $565 million from the fourth quarter of 2002, primarily due to lower write-downs to merchant banking, collateralized debt obligation, and high-yield portfolios (the latter two items reported within investment banking and credit products). Current quarter results also benefited from higher merchant banking gains and increased revenue from fixed income, the equity structured products and equity new issue activities resulting from improved market conditions. Revenue was up $42 million from the prior quarter, primarily due to higher revenue from the U.S. credit product businesses, the held for sale portfolio, and treasury allocations, partially offset by lower revenue in the capital markets businesses.

     Revenue for the year was up $565 million from 2002 due to lower write-downs to collateralized debt obligation and high-yield portfolios, stronger performance from the equity structured products (especially in the U.S.), fixed income, Canadian equity agency (with a record year for new issue revenue), and U.S. origination businesses, and higher treasury revenue allocations. These increases were partially offset by the impact of lower net merchant banking revenue that resulted from the combined effect of significantly lower gains (2002 included transactions relating to Global Crossing Ltd.) and significantly reduced asset write-downs.

Provision for credit losses

Provision for credit losses for the quarter was down $121 million from the fourth quarter of 2002 as the current quarter reflected a net recovery position, excluding losses of $93 million on loans held for sale. Provision for credit losses was down $183 million from the prior quarter due to net specific loan loss recoveries, and larger losses on loans held for sale in the prior quarter.

     Provision for credit losses for the year was down $409 million from 2002, which included higher provisions relating to Enron Corp., Global Crossing Ltd., and Teleglobe Inc., and the impact of poor market conditions throughout the year. These reductions were partially offset by the current year losses on loans held for sale.

Non-interest expenses

Non-interest expenses were down $51 million from the fourth quarter of 2002 due to savings associated with staff reduction programs, the transfer of Juniper Financial Corp. to Corporate and Other, and lower severance and restructuring costs. These reductions were partially offset by higher revenue-related compensation. Non-interest expenses were up $45 million from the prior quarter, primarily due to higher revenue-related compensation and costs associated with further staff reductions and vacated premises. The current quarter also included an additional $49 million reserve related to matters involving CIBC’s dealings with Enron, compared with $60 million in the prior quarter.

     Non-interest expenses for the year were down $97 million from 2002 due to cost savings associated with staff reduction programs, the transfer of Juniper Financial Corp. to Corporate and Other, and lower severance and restructuring costs, partially offset by higher revenue-related compensation and increased costs resulting from the regulatory and legal environment in the U.S. Current year results included a $109 million reserve relating to matters involving CIBC’s dealings with Enron.

     The regular workforce headcount was 2,374 at year-end, down 757 from the end of 2002 due to the staff reduction programs, and the transfer of Juniper Financial Corp. to Corporate and Other. The regular workforce headcount was down 45 from the end of the prior quarter.

Income taxes

CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction. Current quarter results also included the impact of one-time recoveries, including those related to the wind-up of certain foreign subsidiaries.

CIBC Fourth Quarter 2003 News Release

CORPORATE AND OTHER

Corporate and Other comprises the five functional groups — Administration; Corporate Development; Finance; Technology & Operations; and Treasury, Balance Sheet and Risk Management — as well as the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp., CIBC Mellon, and other revenue, expense and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.

Results

	For the three months ended			For the years ended

	2003	2003	2002	2003	2002
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Total revenue	$152	$198	$149	$605	$304
Provision for credit losses	(145)	1	1	(135)	8
Non-interest expenses	146	165	518	641	965

Income (loss) before taxes and non-controlling interests	151	32	(370)	99	(669)
Income taxes and non-controlling interests	60	(419)	(119)	(362)	(194)

Net income (loss)	$91	$451	$(251)	$461	$(475)

Net income was up $342 million from the fourth quarter of 2002, primarily due to the absence of both the losses related to the U.S. electronic banking operations and the restructuring charge, and the reversal of a portion of the general allowance for credit losses. Net income was down $360 million from the prior quarter, which included the recovery and interest on overpayment of income taxes, partially offset by the valuation allowance relating to the U.S. future income tax asset. This decrease was partially offset by the reversal of a portion of the general allowance for credit losses.

     Net income for the year was up $936 million from 2002, primarily due to the recovery and interest on overpayment of income taxes, lower losses related to the U.S. electronic banking operations, the reversal of a portion of the general allowance for credit losses and the write-down of a preferred share investment in 2002, partially offset by the valuation allowance relating to the U.S. future income tax asset.

     The following table contains items included in net income (loss) that are, in management’s opinion, unusual in nature:

Unusual items (after-tax)

	For the three months ended			For the years ended

	2003	2003	2002	2003	2002
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reversal of general allowance for credit losses	$95	$—	$—	$95	$—
Restructuring reversal (charge)	9	5	(249)	14	(249)
Recovery and interest on overpayment of income taxes	—	707	—	707	—
Valuation allowance relating to U.S. future income tax asset	—	(232)	—	(232)	—
Events of September 11, 2001	—	—	(7)	—	(19)

	$104	$480	$(256)	$584	$(268)

CIBC Fourth Quarter 2003 News Release

MANAGEMENT OF RISK

CIBC’s approach to management of risk and balance sheet resources (including capital) has not changed significantly from that described on pages 55 to 68 of the 2002 Annual Report.

Management of credit risk

During the quarter, CIBC transferred a further $1.24 billion of business and government loans (total authorizations of $1.50 billion) into the held for sale portfolio. These loans were transferred at the lower of their carrying or market value. On transfer, the carrying value of these loans was reduced by $100 million through a provision for credit losses of $93 million and a charge of $7 million against other non-interest income.

     Gross impaired loans were $1.38 billion at the end of the quarter, down from $2.28 billion at October 31, 2002. The business services sector experienced the largest increase in gross impaired loans, and the telecommunications and cable sector experienced the largest decrease, since October 31, 2002. During the year, gross impaired loans decreased $612 million in the U.S., $275 million in Canada and $12 million in other countries.

     Provision for credit losses for the quarter was $131 million, down from $280 million in the fourth quarter of 2002 and down from $425 million in the prior quarter. Included in the quarter was a provision for credit losses of $93 million for loans transferred to the held for sale portfolio during the quarter and a $150 million reversal of the general allowance, primarily reflecting reductions in the business and government loan portfolio. The quarterly provision for credit loss relating to business and government loans, was $125 million, of which 74% related to the current quarter transfer of loans to the held for sale portfolio. Provision for credit loss relating to consumer loans was $156 million, of which 71% related to credit card losses.

     Provision for credit losses for the year was $1,143 million ($1,065 million, excluding the $228 million provision for credit losses relating to the entire held for sale portfolio and net of the $150 million reversal of the general allowance), down from $1,500 million in 2002. Provision for credit loss relating to business and government loans, excluding the entire held for sale portfolio, was $513 million, with the service and retail industries, manufacturing, consumer and capital goods and utilities sectors accounting for 73% of this amount. Provision for credit losses relating to consumer loans was $552 million, of which 69% related to credit card losses.

     CIBC’s total allowance for credit losses, which includes specific and general allowances, was $1.96 billion at the end of the quarter, down $333 million from October 31, 2002. The decrease in the total allowance is attributable to a reduction in specific allowance of $183 million and in general allowance of $150 million.

Management of market risk

The following table shows the quarter-end and average Value-at-Risk (VaR) by risk-type for CIBC’s combined trading activities for the quarter, for the fourth quarter of 2002, and for the years 2003 and 2002. Compared with the fourth quarter of 2002, total risk declined across all major asset classes. Daily trading revenue was positive for 77% of the days in the quarter, and trading losses did not exceed VaR for any day during the quarter.

VaR BY RISK TYPE — TRADING PORTFOLIO

	For the three		For the three
	months ended		months ended
	October 31, 2003		October 31, 2002		2003	2002

$ millions	Q4 End	Average	Q4 End	Average	Average	Average

Interest rate risk	2.5	2.4	7.3	5.4	3.7	8.5
Credit spread risk	2.6	2.7	5.7	6.4	4.3	5.8
Equity risk	5.4	5.9	9.3	8.8	6.3	8.3
Foreign exchange risk	1.0	0.9	0.5	0.5	0.6	0.8
Commodity risk	0.8	0.9	2.6	1.4	1.3	1.0
Diversification effect(1)	(6.1)	(6.1)	(10.0)	(8.6)	(7.0)	(11.5)

Total risk	6.2	6.7	15.4	13.9	9.2	12.9

(1)	VaRs are less than the sum of the VaRs of the different market risk types due to risk offsets resulting from portfolio diversification.

Management of liquidity risk

Consistent with liquidity risk mitigation strategies, CIBC has continued to expand its funding sources through a net increase of wholesale term funds, diversified by customer, currency, type and geographic location. In addition, core personal deposits remain a prime source of dependable retail funding for the balance sheet. As at October 31, 2003, Canadian dollar deposits from individuals totalled $69.2 billion.

     CIBC also addresses potential liquidity risk exposure through the maintenance of segregated term funded pools of unencumbered high-quality liquid assets. These liquid assets may be sold or pledged to secure borrowings to provide a readily available cash source. Liquid assets as at October 31, 2003, include cash of $0.9 billion, securities of $54.9 billion and deposits with banks of $9.5 billion. CIBC also had $19.8 billion of securities borrowed or purchased under resale agreements at the end of the quarter.

     In the course of CIBC’s regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged asset requirements as at October 31, 2003 totalled $32.8 billion.

Management of operational risk

During the quarter, CIBC continued with the implementation of its enhanced operational risk

CIBC Fourth Quarter 2003 News Release

measurement methodology and operational risk policies, procedures and standards.

Management of balance sheet resources

CIBC continued to reallocate balance sheet resources (including capital) to businesses with strong earnings, high strategic importance and long-term growth potential. Credit cards continued to grow, resulting in an increase of its balance sheet usage by 22% from October 31, 2002. Balance sheet usage by residential mortgages increased by 5% from October 31, 2002.

     CIBC continued to liberate resources from lower return businesses. Business and government loans and acceptances (including the held for sale portfolio) continued to decline, resulting in a 19% decrease in balance sheet usage from October 31, 2002, primarily due to reductions in the non-core wholesale loan portfolio through a combination of loan sales and maturities. Economic capital attributed to the large corporate loan portfolio has been reduced by 42% since the second quarter of 2002, when CIBC committed to achieve a one-third reduction by 2005.

     Overall, CIBC’s balance sheet increased to $277.1 billion, up $3.9 billion from October 31, 2002. Increases were largely driven by trading securities ($7.7 billion), securities borrowed or purchased under resale agreements ($3.8 billion), residential mortgages ($3.4 billion), and personal and credit card loans ($1.9 billion). These increases were partially offset by reductions in business and government loans, including the loans transferred to the held for sale portfolio ($7.5 billion), securities held for investment ($2.4 billion), derivative instruments market valuation ($1.9 billion) and acceptances ($1.7 billion).

     The net unrealized excess of market value over book value of CIBC’s investment portfolio totalled $701 million at the quarter-end. The unrealized gains of $582 million in corporate equity related mainly to investments held in the merchant banking portfolio.

Management of capital resources

Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI). As at October 31, 2003, CIBC’s Tier 1 and total capital were $12.5 billion and $15.2 billion, respectively, compared with $11.0 billion and $14.3 billion at October 31, 2002. The Tier 1 and total capital ratios were 10.8% and 13.0%, respectively, compared with 8.7% and 11.3% at October 31, 2002.

     On September 22, 2003, CIBC issued $300 million of 5.60% Non-cumulative Class A Preferred Shares Series 27. A portion of the proceeds of Series 27, while structurally qualifying as Tier 1 capital, is being temporarily reported as Tier 2 capital because CIBC’s total Tier 1 qualifying preferred shares exceed the limit of 25% of net Tier 1 capital prescribed by the regulator.

     In the prior quarters of 2003, CIBC issued $250 million of 5.75% Non-cumulative Class A Preferred Shares Series 26. CIBC also issued $250 million 4.75% subordinated indebtedness and the proceeds of this issue were added to CIBC’s Tier 2 capital. Also, CIBC redeemed $200 million of Non-cumulative Class A Preferred Shares Series 14, $50 million Variable Floating Rate Debentures, and the Floating Rate Subordinated Notes Series A (US$125 million) and Series B (US$125 million).

CIBC Fourth Quarter 2003 News Release

SUMMARY FINANCIAL INFORMATION

SUMMARY CONSOLIDATED INCOME STATEMENT INFORMATION

		For the three months ended			For the years ended

		2003	2003	2002	2003	2002
	Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

	Net interest income	$1,426	$1,482	$1,426	$5,670	$5,510
	Provision for credit losses	131	425	280	1,143	1,500

		1,295	1,057	1,146	4,527	4,010
	Non-interest income	1,471	1,384	1,065	5,906	5,531

		2,766	2,441	2,211	10,433	9,541
	Non-interest expenses	2,038	1,952	2,673	8,128	9,129

	Income (loss) before income taxes and non-controlling interests	728	489	(462)	2,305	412
	Income tax expense (benefit)	217	(300)	(378)	239	(279)

		511	789	(84)	2,066	691
	Non-controlling interests in net income of subsidiaries	1	1	16	3	38

	Net income (loss)	$510	$788	$(100)	$2,063	$653

Earnings (loss) per share (in dollars)	- Basic	$1.29	$2.04	$(0.40)	$5.21	$1.37
	- Diluted	$1.28	$2.02	$(0.40)	$5.18	$1.35
	Dividends per common share (in dollars)	$0.41	$0.41	$0.41	$1.64	$1.60

SUMMARY CONSOLIDATED BALANCE SHEET INFORMATION

	2003	2002
Unaudited, $ millions, as at	Oct. 31	Oct. 31

ASSETS
Cash resources	$10,454	$9,512
Securities	70,502	65,292
Securities borrowed or purchased under resale agreements	19,829	16,020
Loans	133,934	137,069
Other	42,428	45,400

	$277,147	$273,293

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$188,130	$196,630
Other	72,042	60,703
Subordinated indebtedness	3,197	3,627
Shareholders’ equity	13,778	12,333

	$277,147	$273,293

CIBC Fourth Quarter 2003 News Release

SEGMENTED INFORMATION

During the first quarter of 2003, CIBC realigned its management structure into three business lines, CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. CIBC included the Amicus operations in Canada within CIBC Retail Markets-other and, in view of the decision to close the U.S. electronic banking operations, these operations are reported under Corporate and Other.

     More specifically, during the first quarter of 2003, CIBC realigned the lending products business within CIBC Retail Markets by allocating all revenue, expenses (including loan losses) and balance sheet resources to customer segments included in the three business lines in an effort to better align customer segment revenue with their risk adjusted financial performance. Previously, lending products was a separately disclosed business.

     Segmented financial information for periods prior to the first quarter of 2003 was reclassified to reflect these changes.

     CIBC’s Manufacturer/Customer Segment/Distributor Management Model is used to measure and report the results of operations of the three business lines. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue and expenses relating to certain activities, such as the payments and lending products businesses, included in CIBC Retail Markets, are fully allocated to other business lines.

     This model allows management and other users of CIBC’s financial information to better understand the economics of CIBC’s customer segments, products and delivery channels. The model utilizes certain estimates and allocation methodologies in the preparation of segmented financial information.

     CIBC’s business lines are supported by five functional groups - Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp. (included in CIBC World Markets until October 31, 2002), CIBC Mellon, debentures related to the Oppenheimer sale, and other revenue, expense and balance sheet items not directly attributable to the business lines.

CIBC Fourth Quarter 2003 News Release

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate		CIBC
Unaudited, $ millions, for the three months ended		Markets	Management	Markets	and Other		Total

Oct. 31, 2003	Net interest income	$1,040	$142	$181	$63		$1,426
	Non-interest income	427	349	605	90		1,471
	Intersegment revenue(1)	(164)	113	52	(1)		—

	Total revenue	1,303	604	838	152		2,897
	Provision for credit losses	184	6	86	(145	)(2)	131
	Non-interest expenses	804	472	626	159		2,061
	Restructuring reversal	(5)	—	(5)	(13)		(23)

	Income before income taxes and non-controlling interests	320	126	131	151		728
	Income taxes	116	37	5	59		217
	Non-controlling interests	—	—	—	1		1

	Net income	$204	$89	$126	$91		$510

	Average assets(3)	$148,005	$28,784	$101,370	$850		$279,009

Jul. 31, 2003	Net interest income	$995	$153	$202	$132		$1,482
	Non-interest income	419	354	544	67		1,384
	Intersegment revenue(1)	(157)	108	50	(1)		—

	Total revenue	1,257	615	796	198		2,866
	Provision for credit losses	150	5	269	1		425
	Non-interest expenses	734	477	576	173		1,960
	Restructuring reversal	—	—	—	(8)		(8)

	Income (loss) before income taxes and non-controlling interests	373	133	(49)	32		489
	Income taxes	126	46	(52)	(420	)(4)	(300)
	Non-controlling interests	—	—	—	1		1

	Net income	$247	$87	$3	$451		$788

	Average assets(3)	$146,397	$29,817	$108,695	$920		$285,829

Oct. 31, 2002	Net interest income	$951	$156	$214	$105		$1,426
	Non-interest income	607	410	3	45		1,065
	Intersegment revenue(1)	(162)	107	56	(1)		—

	Total revenue	1,396	673	273	149		2,491
	Provision for credit losses	70	2	207	1		280
	Non-interest expenses	796	627	613	123		2,159
	Restructuring charge	66	(6)	59	395		514

	Income (loss) before income taxes and non-controlling interests	464	50	(606)	(370)		(462)
	Income taxes	83	13	(341)	(133)		(378)
	Non-controlling interests	2	—	—	14		16

	Net income (loss)	$379	$37	$(265)	$(251)		$(100)

	Average assets(3)	$148,721	$34,853	$113,255	$1,345		$298,174

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.
(2)	Includes $150 million reversal of general allowance.
(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by CIBC’s management. Beginning November 1, 2002, average assets of the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp., CIBC Mellon, debentures relating to the Oppenheimer sale and other average assets not directly attributable to specific business lines are not allocated to the business lines.
(4)	Includes recovery of income tax amounting to $689 million.

CIBC Fourth Quarter 2003 News Release

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate		CIBC
$ millions, for the years ended		Markets	Management	Markets	and Other		Total

Oct. 31, 2003	Net interest income	$3,972	$582	$840	$276		$5,670
	Non-interest income	1,626	1,524	2,423	333		5,906
	Intersegment revenue(1)	(631)	425	210	(4)		-

	Total revenue	4,967	2,531	3,473	605		11,576
	Provision for credit losses	607	18	653	(135	)(2)	1,143
	Non-interest expenses	3,105	1,966	2,426	662		8,159
	Restructuring reversal	(5)	—	(5)	(21)		(31)

	Income before income taxes and non-controlling interests	1,260	547	399	99		2,305
	Income taxes	397	181	28	(367	)(4)	239
	Non-controlling interests	—	—	(2)	5		3

	Net income	$863	$366	$373	$461		$2,063

	Average assets(3)	$145,514	$30,670	$107,658	$897		$284,739

Oct. 31, 2002	Net interest income	$3,923	$622	$742	$223		$5,510
	Non-interest income	1,685	1,810	1,951	85		5,531
	Intersegment revenue(1)	(633)	422	215	(4)		—

	Total revenue	4,975	2,854	2,908	304		11,041
	Provision for credit losses	419	11	1,062	8		1,500
	Non-interest expenses	3,010	2,576	2,459	570		8,615
	Restructuring charge	66	(6)	59	395		514

	Income (loss) before income taxes and non-controlling interests	1,480	273	(672)	(669)		412
	Income taxes	384	76	(522)	(217)		(279)
	Non-controlling interests	23	—	(8)	23		38

	Net income (loss)	$1,073	$197	$(142)	$(475)		$653

	Average assets(3)	$143,826	$33,023	$114,891	$770		$292,510

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.
(2)	Includes $150 million reversal of general allowance.
(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by CIBC’s management. Beginning November 1, 2002, average assets of the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp., CIBC Mellon, debentures relating to the Oppenheimer sale and other average assets not directly attributable to specific business lines are not allocated to the business lines.
(4)	Includes recovery of income tax amounting to $689 million.

CIBC Fourth Quarter 2003 News Release

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: paul.fisher@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-8306, fax 416-980-5028, or e-mail: alison.rampersad@cibc.com

Corporate Communications: Financial, business and trade media may call 416-980-4523, fax 416-363-5347, or e-mail: emily.pang@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s fourth quarter and year-end results conference call with analysts and investors will take place on Wednesday, November 26, 2003 at 2:00 p.m. (EST). The call will be available in English (416-405-9328 in Toronto, or toll-free 1-800-387-6216 throughout the rest of North America) and French (416-695-5806 in Toronto, or tol1-free 1-800-273-9672).

A telephone replay of the conference call will be available in English and French from approximately 4:30 p.m. (EST) on November 26, 2003 until midnight December 10, 2003. To access the replay in English, call 1-800-408-3053, passcode 1495894. To access the call in French, call 1-800-408-3053, passcode 1495898.

Audiocast: A live audiocast of CIBC’s fourth quarter and year-end results conference call will take place on Wednesday, November 26, 2003 at 2:00 p.m. (EST) in English and French. To access the audiocast, go to www.cibc.com; About CIBC. An archived version of the audiocast will also be available in English and French following the call on www.cibc.com; About CIBC.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com

SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact the Corporate Secretary at 416-980-3096, or fax 416-980-7012.

PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
	purchase	reinvestment & stock
Dates purchased	option	dividend options

Aug. 1/03	$54.60
Sept. 2/03	$56.75
Oct. 1/03	$55.75
Oct. 28/03		$60.20

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com